Exhibit 3.1

CERTIFICATE OF DESIGNATIONS

OF

6.875% SERIES C PREFERRED SHARES

OF

AXIS CAPITAL HOLDINGS LIMITED

AXIS Capital Holdings Limited, a Bermuda company (the “Company”), HEREBY CERTIFIES that pursuant to resolutions of a duly authorized committee of the Board of Directors adopted on March 12, 2012, the creation of the 6.875% Preferred Shares, Series C, par value $0.0125 per share and liquidation preference $25 per share (the “Series C Preferred Shares”) were authorized and the designations, preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions of the Series C Preferred Shares, in addition to those set forth in the Memorandum of Association and Bye-Laws of the Company, were fixed as follows:

Section 1. Designation. The distinctive serial designation of such series of Preferred Shares is “6.875% Series C Preferred Shares,” par value $0.0125 per share. Each Series C Preferred Share shall be identical in all respects to every other Series C Preferred Share, except as to the respective dates from which dividends thereon shall accumulate, to the extent such dates may differ as permitted pursuant to Section 4(a).

Section 2. Number of Shares. The authorized number of shares constituting the Series C Preferred Shares on the date hereof shall be 16,000,000. Any Series C Preferred Shares retired by purchase or redemption, or otherwise acquired by the Company or converted into another series of preference shares, will have the status of authorized but unissued Series C Preferred Shares and may be reissued as part of the same class or series or may be reclassified and reissued by the Board of Directors in the same manner as any other authorized and unissued shares.

Section 3. Definitions. As used herein with respect to the Series C Preferred Shares:

(a) “Additional Amounts” has the meaning specified in Section 5(a).

(b) “Additional Directors” has the meaning specified in Section 9(b).

(c) “Bye-Laws” means the amended and restated bye-laws of the Company, as they may be amended from time to time.

(d) “Board of Directors” means the Board of Directors of the Company.

(e) “Business Day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York City generally are authorized or obligated by law or executive order to close.

(f) “Capital Adequacy Regulations” means the solvency margin, capital adequacy regulations or any other regulatory capital rules applicable to the Company from time to time on an individual or group basis pursuant to Bermuda law and/or the laws of any other relevant jurisdiction and which set out the requirements to be satisfied by financial instruments to qualify as solvency margin or additional solvency margin or regulatory capital (or any equivalent terminology employed by the then applicable capital adequacy regulations).

(g) “Capital Disqualification Event” means that the Series C Preferred Shares cease to qualify, in whole or in part (including as a result of any transitional or grandfathering provisions), for purposes of determining the Company’s solvency margin, capital adequacy ratios or any other comparable ratios, regulatory capital resource or level of the Company or any member thereof, where subdivided into tiers, as Tier 2 Capital securities under then-applicable Capital Adequacy Regulations imposed upon the Company by the Bermuda Monetary Authority (or any successor agency or then-applicable regulatory authority), which, includes the Company’s “Enhanced Capital Requirements” (as defined in the Bermuda capital regulations), except as a result of any applicable limitation on the amount of such capital.

(h) “Certificate of Designations” means this Certificate of Designations relating to the Series C Preferred Shares, as it may be amended from time to time.

(i) “Change in Tax Law” means (a) a change in or amendment to laws, regulations or rulings of any Relevant Taxing Jurisdiction, (b) a change in the official application or interpretation of those laws, regulations or rulings, (c) any execution of or amendment to any treaty affecting taxation to which any Relevant Taxing Jurisdiction is party after March 12, 2012, or (d) a decision rendered by a court of competent jurisdiction in any Relevant Taxing Jurisdiction, whether or not such decision was rendered with respect to the Company, in each case, described in (a)-(d) above occurring after March 12, 2012.

(j) “Commission” means the Securities and Exchange Commission.

(k) “Common Shares” means the common shares, par value $0.0125 per share, of the Company.

(l) “Companies Act” means the Companies Act 1981 of Bermuda.

(m) “Dividend Payment Date” has the meaning specified in Section 4(a).

(n) “Dividend Record Date” has the meaning specified in Section 4(a).

(o) “Dividend Period” has the meaning specified in Section 4(a).

(p) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(q) “Junior Stock” means the Common Shares and any other class or series of capital stock of the Company that ranks junior to the Series C Preferred Shares either as to the payment of dividends (whether such dividends are cumulative or non-cumulative) or as to the distribution of assets upon any liquidation, dissolution or winding-up of the Company.

(r) “Insurance Act” means the Insurance Act 1978 of Bermuda.

(s) “Liquidation Preference” has the meaning specified in Section 6(a).

(t) “Parity Stock” means any class or series of capital stock of the Company that ranks equally with the Series C Preferred Shares as to payment of dividends and the distribution of assets on any liquidation, dissolution or winding-up of the Company.

(u) “Register of Members” means the Register of Members of the Company.

(v) “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the dividend disbursing agent on or prior to such due date, it means the first date on which the full amount of such moneys has been so received and is available for payment to holders, and notice to that effect shall have been duly given to the holders of the Series C Preferred Shares.

(w) “Relevant Taxing Jurisdiction” means (a) Bermuda or any political subdivision or governmental authority of or in Bermuda with the power to tax, (b) any jurisdiction from or through which the Company or its dividend disbursing agent are making payments on the Series C Preferred Shares or any political subdivision or governmental authority of or in that jurisdiction with the power to tax or (c) any other jurisdiction in which the Company or a successor corporation is organized or generally subject to taxation on a net income basis or any political subdivision or governmental authority of or in that jurisdiction with the power to tax.

(x) “Securities Act” means the U.S. Securities Act of 1933, as amended.

(y) “Series C Preferred Shares” has the meaning specified in the recitals.

(z) “set aside for payment” means, without any action other than the following, the recording by the Company in its accounting ledgers of any accounting or bookkeeping entry which indicates, pursuant to a declaration of a dividend or other distribution by the Board of Directors, the allocation of the funds to be so paid on any class or series of the Company’s shares; provided, however, that if any funds for any class or series of Junior Stock or any class or series of Parity Stock are placed in a separate account of the Company or delivered to a disbursing, paying or other similar agent, then “set aside for payment” with respect to the Series C Preferred Shares shall mean placing such funds in a separate account or delivering such funds to a disbursing, paying or other similar agent.

(aa) “Tax Event” means a Change in Tax Law that, in the Company’s reasonable determination, results in a substantial probability that the Company or any entity formed by a consolidation, merger or amalgamation involving the Company or the entity to which the Company conveys, transfers or leases substantially all its properties and assets would be required to pay any Additional Amounts with respect to the Series C Preferred Shares.

Section 4. Dividends.

(a) Rate. Holders of Series C Preferred Shares will be entitled to receive, only when, as and if declared by the Board of Directors, out of funds legally available for the payment of dividends under Bermuda law, non-cumulative cash dividends from and including the original issue date, quarterly in arrears, on January 15, April 15, July 15 and October 15 of each year (each, a “Dividend Payment Date”), commencing on July 15, 2012, without accumulation of any undeclared dividends. To the extent declared, dividends will accumulate, with respect to each Dividend Period, in an amount per share equal to 6.875% of the Liquidation Preference per annum (equivalent to $1.71875 per share). In the event that the Company issues additional Series C Preferred Shares after the original issue date, to the extent declared, dividends on such additional Series C Preferred Shares may accumulate from and including their original issue date or any other date the Company may specify at the time such additional Series C Preferred Shares are issued.

Dividends that are payable on Series C Preferred Shares on any Dividend Payment Date will be payable to holders of record of Series C Preferred Shares as they appear on the Register of Members on the applicable record date, which shall be the last calendar day of the month preceding such Dividend Payment Date or such other record date fixed by the Board of Directors that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”). These Dividend Record Dates will apply regardless of whether a particular Dividend Record Date is a Business Day.

A dividend period (each, a “Dividend Period”) is the period from and including a Dividend Payment Date to, but excluding, the next Dividend Payment Date, except that the initial Dividend Period will commence on and include the original issue date of the Series C Preferred Shares and will end on and exclude the Dividend Payment Date on July 15, 2012. Dividends payable on the Series C Preferred Shares will be computed on the basis of a 360-day year consisting of twelve 30-day months. If any date on which dividends would otherwise be payable is not a Business Day, then the Dividend Payment Date will be the next succeeding Business Day after the original Dividend Payment Date, and no additional dividends shall accumulate on the amount so payable from such date to such next succeeding Business Day.

Dividends on the Series C Preferred Shares are non-cumulative. Consequently, if the Board of Directors does not authorize and declare a dividend for any Dividend Period, holders of the Series C Preferred Shares will not be entitled to receive a dividend for such Dividend Period, and such undeclared dividend will not accumulate and will not be payable. The Company will have no obligation to pay dividends for a Dividend Period after the Dividend Payment Date for such period if the Board of Directors has not declared such dividend before the related Dividend Payment Date, whether or not dividends are declared for any subsequent Dividend Period with respect to the Series C Preferred Shares.

Holders of Series C Preferred Shares shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on the Series C Preferred Shares as specified in this Section 4.

(b) Priority of Dividends. So long as any Series C Preferred Shares remain outstanding for any Dividend Period, unless the full dividends for the latest completed Dividend Period on all outstanding Series C Preferred Shares and Parity Stock have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside for payment: (1) no dividend shall be paid or declared on the Common Shares or any other Junior Stock, other than a dividend payable solely in Common Shares or other Junior Stock; and (2) no Common Shares or other Junior Stock shall be purchased, redeemed or otherwise acquired for consideration by the Company, directly or indirectly (other than (a) as a result of a reclassification of Junior Stock for or into other Junior Stock or the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock, (b) through the use of the proceeds of a substantially contemporaneous sale of Junior Stock or (c) as required by or necessary to fulfill the terms of any employment contract, benefit plan or similar arrangement with or for the benefit of one or more employees, directors or consultants).

When dividends are not paid or duly provided for in full on any Dividend Payment Date upon the Series C Preferred Shares and any shares of Parity Stock, all dividends declared upon the Series C Preferred Shares and all such Parity Stock and payable on such Dividend Payment Date shall be declared on a pro rata basis so that the respective amounts of such dividends shall bear the same ratio to each other as the full amount of dividends payable on the outstanding Series C Preferred Shares for such Dividend Period and the accumulated and unpaid dividends, or the full amount of dividends payable for such Dividend Period in the case of non-cumulative preferred stock, on all such Parity Stock bear to each other. In the case of any Parity Stock having dividend payment dates different from the Dividend Payment Dates pertaining to the Series C Preferred Shares, the measurement date for such Parity Stock shall be the Dividend Payment Date falling within the related Dividend Period for the Series C Preferred Shares.

(c) Restrictions on Payment of Dividends. The Company will not be permitted to pay dividends on the Series C Preferred Shares (even if such dividends have been previously declared) if there are reasonable grounds for believing that the Company is, or would after the payment be, unable to pay its liabilities as they become due; or the realizable value of the Company’s assets would thereby be less than its liabilities or that the Company is or would after such payment be in breach of the Insurance (Prudential Standards) Class 4 Solvency Requirement Rules, the Insurance (Prudential Standards) (Insurance Group Solvency Requirement) Rules, the “Enhanced Capital Requirement” or the “Group Enhanced Capital Requirement” (each as defined in the Bermuda capital regulations) or under such other applicable rules and regulations as may from time to time be issued by the Bermuda Monetary Authority (or any successor agency or then-applicable regulatory authority) pursuant to the terms of the Insurance Act, or any successor legislation.

Section 5. Payment of Additional Amounts.

(a) The Company will make all payments on the Series C Preferred Shares free and clear of and without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any Relevant Taxing Jurisdiction, unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by (x) the laws (or any regulations or rulings promulgated thereunder) of any Relevant Taxing Jurisdiction or (y) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in any Relevant Taxing Jurisdiction). If a withholding or deduction at source is required, the Company will, subject to certain limitations and exceptions described below, pay to the holders of the Series C Preferred Shares such additional amounts (the “Additional Amounts”) as may be necessary so that every net payment made to such holders, after the withholding or deduction, will not be less than the amount provided for in Section 4(a) to be then due and payable.

(b) The Company will not be required to pay any Additional Amounts for or on account of:

(1) any tax, fee, duty, assessment or governmental charge of whatever nature that would not have been imposed but for the fact that such holder (i) was a resident, citizen, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the Relevant Taxing Jurisdiction or otherwise had some connection with the Relevant Taxing Jurisdiction other than by reason of the mere ownership of, or receipt of payment under, such Series C Preferred Shares or (ii) presented, where presentation is required, such Series C Preferred Shares for payment more than 30 days after the Relevant Date, except to the extent that the holder would have been entitled to such Additional Amounts if it had presented such Series C Preferred Shares for payment on any day within that 30-day period;

(2) any estate, inheritance, gift, sale, transfer, personal property or similar tax, fee, duty, assessment or other governmental charge;

(3) any tax, fee, duty, assessment or other governmental charge that is payable otherwise than by withholding or deduction from payment of the liquidation preference of or any dividends on the Series C Preferred Shares;

(4) any tax, fee, duty, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder of such Series C Preferred Shares to comply with any reasonable request by the Company addressed to the holder within 90 days of such request (a) to provide information concerning the nationality, citizenship, residence or identity of the holder or (b) to make any declaration or other similar claim or satisfy any information or reporting requirement, which is required or imposed by statute, treaty, regulation or administrative practice of the Relevant Taxing Jurisdiction or any political subdivision thereof as a precondition to exemption from all or part of such tax, fee, duty, assessment or other governmental charge;

(5) any withholding or deduction required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meetings of 26-27 November 2000 and 3 June 2003 or any law implementing or complying with, or introduced in order to conform to, such European Union Directive; or

(6) any combination of items (1), (2), (3), (4) and (5).

(c) In addition, the Company will not pay Additional Amounts with respect to any payment on any such Series C Preferred Shares to any holder who is a fiduciary, partnership, limited liability company or other pass-thru entity or a person other than the sole beneficial owner of such Series C Preferred Shares if such payment would be required by the laws of the Relevant Taxing Jurisdiction to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership, limited liability company or other pass-thru entity or a beneficial owner to the extent such beneficiary, settlor, member or beneficial owner would not have been entitled to such Additional Amounts had it been the holder of the Series C Preferred Shares.

Section 6. Liquidation Rights.

(a) Voluntary or Involuntary Liquidation. Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, holders of the Series C Preferred Shares are entitled to receive out of the Company’s assets legally available for distribution to shareholders, after satisfaction of indebtedness and other non-equity claims, if any, a liquidation preference in the amount of $25 per preferred share (the “Liquidation Preference”) plus declared and unpaid dividends, if any, to, but excluding, the date fixed for distribution, without accumulation of any undeclared dividends, before any distribution of assets is made to holders of Common Shares or other Junior Stock. Holders of the Series C Preferred Shares will not be entitled to any other amounts from the Company after they have received their full Liquidation Preference plus declared and unpaid dividends.

(b) Partial Payment. If the Company’s assets are not sufficient to pay the Liquidation Preference in full to all holders of the Series C Preferred Shares and the liquidation preference of any Parity Stock to all holders of such Parity Stock, the amounts paid to the holders of Series C Preferred Shares and to the holders of any Parity Stock will be paid pro rata in accordance with the respective aggregate liquidation preferences of such holders.

(c) Residual Distributions. If the Liquidation Preference has been paid in full to all holders of the Series C Preferred Shares and the liquidation preference of any Parity Stock has been paid in full to holders of Parity Stock, the holders of the Company’s other capital stock shall be entitled to receive all of the Company’s remaining assets according to their respective rights and preferences.

(d) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 6, a consolidation, amalgamation, merger, arrangement or reconstruction involving the Company or the sale or transfer of all or substantially all of the shares of capital stock or the property or business of the Company will not be deemed to constitute a liquidation, dissolution or winding-up of the Company.

Section 7. Redemption.

(a) Optional Redemption.

(1) The Series C Preferred Shares are not redeemable by the Company prior to April 15, 2017, except as provided in Sections 7(a)(2) and 7(a)(3). On and after April 15, 2017, the Series C Preferred Shares will be redeemable at the Company’s option, in whole or in part, upon notice given as provided in Section 7(c), at a redemption price equal to $25 per Series C Preferred Share, plus all declared and unpaid dividends, if any, to, but excluding, the date of redemption, without accumulation of any undeclared dividends.

(2) At any time following the occurrence of a Tax Event, the Series C Preferred Shares will be redeemable at the Company’s option, in whole or in part, upon notice given as provided in Section 7(c), at a redemption price equal to $25 per Series C Preferred Share, plus all declared and unpaid dividends, if any, to, but excluding, the date of redemption, without accumulation of any undeclared dividends.

(3) At any time prior to April 15, 2017, if the Company submits to the holders of Common Shares a proposal for an amalgamation or merger or if the Company submits any proposal for any other matter that, as a result of any change in Bermuda law after the Series C Preferred Shares are issued, requires for its validation or effectuation an affirmative vote of the holders of the Series C Preferred Shares at the time outstanding, whether voting as a separate series or together with any other series or class of preference shares as a single class, the Company shall have the option by not less than 30 nor more than 60 days prior written notice to the relevant holders, in such form and given in such manner as to be in accordance with Section 7(c), to redeem all of the outstanding Series C Preferred Shares for cash at a redemption price of $26 per share, plus all declared and unpaid dividends, if any, to, but excluding, the date of redemption, without accumulation of any undeclared dividends.

(b) No Sinking Fund. The Series C Preferred Shares will not be subject to any mandatory redemption, sinking fund, retirement fund or purchase fund or other similar provisions. Holders of Series C Preferred Shares will have no right to require redemption, repurchase or retirement of any Series C Preferred Shares.

(c) Notice of Redemption. Notice of every redemption of Series C Preferred Shares shall be given by first class mail, to the holders of record of the Series C Preferred Shares to be redeemed, mailed not less than 30 nor more than 60 days prior to the date fixed for redemption. Notwithstanding the foregoing, if the Series C Preferred Shares or any depositary shares representing interests in the Series C Preferred Shares are issued in book-entry form through The Depository Trust Company, notice of redemption may be given to the holders of Series C Preferred Shares in any manner permitted by The Depository Trust Company. Each such notice given to a holder shall state: (1) the redemption date; (2) the number of Series C Preferred Shares to be redeemed and, if less than all of the Series C Preferred Shares held by such holder are to be redeemed, the number of such Series C Preferred Shares to be redeemed from such holder; (3) the redemption price or the methodology for determining the redemption price; and (4) the place or places where certificates for such Series C Preferred Shares are to be surrendered for payment of the redemption price.

(d) Partial Redemption. In case of any redemption of only part of the Series C Preferred Shares at the time outstanding, the Series C Preferred Shares to be redeemed shall be selected either pro rata or in such other manner as the Company may determine to be fair and equitable.

(e) Effectiveness of Redemption. If a notice of redemption has been duly given and if all funds necessary for the redemption have been set aside for payment by the Company for the benefit of the holders of any Series C Preferred Shares called for redemption, then, on and after the redemption date dividends shall cease to accumulate on all Series C Preferred Shares so called for redemption, all Series C Preferred Shares so called for redemption shall no longer be deemed outstanding and all rights of holders of such Series C Preferred Shares shall forthwith on such redemption date cease and terminate, except the right of the holders thereof to transfer the Series C Preferred Shares prior to the redemption date and the right to receive the amount payable on such redemption pursuant to Section 7(a).

(f) Reduction of Share Capital. Any redemption of Series C Preferred Shares under this Section 7 shall not be taken as reducing the amount of the Company’s authorized share capital.

Section 8. Substitution or Variation.

(a) Upon or following a Capital Disqualification Event or in lieu of a redemption pursuant to Section 7(a)(2), the Company may, without the consent of any holders of the Series C Preferred Shares, vary the terms of the Series C Preferred Shares such that they remain securities, or exchange the Series C Preferred Shares with new securities, that for purposes of determining the solvency margin, capital adequacy ratios or any other comparable ratios, regulatory capital resource or level of the Company or any member thereof, where subdivided into tiers, qualify as Tier 2 Capital securities under then-applicable Capital Adequacy Regulations imposed upon the Company by the Bermuda Monetary Authority (or any successor agency or then applicable regulatory authority), which includes the Company’s “Enhanced Capital Requirements” (as defined in the Bermuda capital regulations). In either case, the terms of the varied securities or new securities considered in the aggregate cannot be less favorable to holders than the terms of the Series C Preferred Shares prior to being varied or exchanged; provided that no such variation of terms or securities received in exchange shall change the specified denominations, or any payment of dividend on, the redemption dates (other than any extension of the period during which an optional redemption may not be exercised by the Company) or currency of, the Series C Preferred Shares, reduce the liquidation preference thereof, dividend payable, lower the ranking of the securities, reduce the voting threshold for the issuance of senior stock or change the foregoing list of items that may not be so amended as part of such variation or exchange. Further, no such variation of terms or securities received in exchange shall impair the right of a holder of the securities to institute suit for the payment of any amounts due (as provided under this Certificate of Designations), but unpaid with respect to such holder’s securities.

(b) Prior to any variation or exchange, the Company will be required to receive an opinion of independent legal advisers of recognized standing to the effect that holders and beneficial owners of the Series C Preferred Shares (including as holders and beneficial owners of the varied or exchanged securities) will not recognize income, gain or loss for United States federal income tax purposes as a result of such variation or exchange and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case had such variation or exchange not occurred.

(c) Any variation or exchange of the Series C Preferred Shares described above will be made after notice is given to the holders of the Series C Preferred Shares not less than 30 nor more than 60 days prior to the date fixed for variation or exchange, as applicable.

Section 9. Voting Rights.

(a) General. Except as provided below, the holders of the Series C Preferred Shares will not have any voting rights.

(b) Right to Elect Two Directors upon Nonpayment Events. Whenever dividends payable on Series C Preferred Shares or any class or series of Parity Stock have not been declared by the Board of Directors and paid for an aggregate amount equivalent to six full Dividend Periods (whether or not consecutive) on all of the Series C Preferred Shares or any class or series of Parity Stock then outstanding, the holders of the Series C Preferred Shares, together with the holders of each such class or series of Parity Stock, will have the right, voting together as a single class regardless of class or series, to elect two directors to the Board of Directors (the “Additional Directors”). The Company will use its best efforts to effectuate the election or appointment of these two directors.

Whenever dividends on the Series C Preferred Shares and the Parity Stock then outstanding have been paid in full or declared and sufficient funds have been set aside for payment for at least four Dividend Periods, the right of holders of the Series C Preferred Shares and the Parity Stock to be represented by the Additional Directors will cease (but subject always to the same provision for the vesting of such rights in the case of any future arrears in an amount equivalent to dividends for six full Dividend Periods whether or not consecutive), and the terms of office of the Additional Directors elected or appointed to the Board of Directors will terminate.

At any time when such special right has vested in the holders of the Series C Preferred Shares and the Parity Stock as described in the first paragraph of this Section 9(b), such right may be exercised initially either at a special meeting of the holders of the Series C Preferred Shares and such Parity Stock or at any annual general meeting of shareholders of the Company, and thereafter at annual general meetings of shareholders of the Company. At any time when such special right has vested, the Company’s chairman or president will, upon the written request of the holders of record of at least 10% of the Series C Preferred Shares and such Parity Stock then outstanding addressed to the Company’s secretary, call a special general meeting of the holders of the Series C Preferred Shares and such Parity Stock for the purpose of electing directors. Such meeting will be held at the earliest practicable date in such place as may be designated pursuant to the Bye-Laws (or if there be no designation, at the Company’s principal office in Bermuda). If such meeting shall not be called by the Company’s proper officers within 20 days after the Company’s secretary has been personally served with such request, or within 60 days after mailing the same by registered or certified mail addressed to the Company’s secretary at the Company’s principal office in Bermuda, then the holders of record of at least 10% of the Series C Preferred Shares and such Parity Stock then outstanding may designate in writing one of their number to call such meeting at the Company’s expense, and such meeting may be called by such person so designated upon the notice required for annual general meetings of shareholders of the Company and will be held in Bermuda, unless the Company otherwise designates. Any holder of the Series C Preferred Shares and such Parity Stock will have access to the Register of Members for the purpose of causing meetings of shareholders to be called pursuant to these provisions. Notwithstanding the foregoing, no such special meeting will be called during the period within 90 days immediately preceding the date fixed for the next annual general meeting of shareholders.

At any annual or special general meeting at which the holders of the Series C Preferred Shares and such Parity Stock have the special right to elect directors as described above, the presence, in person or by proxy, of the holders of 50% of the Series C Preferred Shares and such Parity Stock then outstanding will be required to constitute a quorum for the election of any director by the holders of Series C Preferred Shares and such Parity Stock, voting as a class. At any such meeting or adjournment thereof the absence of a quorum of the Series C Preferred Shares and such Parity Stock will not prevent the election of directors other than Additional Directors, and the absence of a quorum for the election of such other directors will not prevent the election of the Additional Directors.

During any period in which the holders of the Series C Preferred Shares and the Parity Stock have the right to vote as a class for Additional Directors as described above, any vacancies in the Board of Directors will be filled by vote of a majority of the Board of Directors pursuant to the Bye-Laws. During such period, the Additional Directors will continue in office (1) until the next succeeding annual general meeting or until their successors, if any, are elected by such holders and qualify or (2) unless required by applicable law, rule or regulation to continue in office for a longer period, until termination of the right of the holders of the Series C Preferred Shares and such Parity Stock to vote as a class for directors, if earlier. Immediately upon any termination of the right of the holders of the Series C Preferred Shares and such Parity Stock then outstanding to vote as a class for directors as provided herein, the terms of office of the Additional Directors then in office so elected by the holders of the Series C Preferred Shares and such Parity Stock outstanding will terminate.

(c) Voting on Variations of Rights and Senior Shares.

(1) Except as set forth in Section 8, so long as any Series C Preferred Shares are outstanding, in addition to any other vote or consent of shareholders required by law or by the Bye-Laws, the written consent of the holders of at least 75% of the Series C Preferred Shares at the time outstanding or the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the Series C Preferred Shares at which a quorum (consisting of the presence, in person or by proxy, of the holders of 50% of the Series C Preferred Shares) is present shall be necessary for effecting or validating:

(i) Any amendment, alteration or repeal of any of the provisions of the Memorandum of Association, Bye-Laws or this Certificate of Designations that would vary the rights, preferences or voting powers of the holders of the Series C Preferred Shares; or

(ii) An amalgamation that affects the Series C Preferred Shares, unless each Series C Preferred Share (A) shall remain outstanding with no variation in its rights, preferences or voting powers or (B) shall be converted into or exchanged for a preference share of the surviving entity having rights, preferences and voting powers identical to that of a Series C Preferred Share;

provided, however, that the creation or issuance of any Junior Stock or Parity Stock shall not be deemed to vary the rights, preferences or voting powers of the holders of Series C Preferred Shares.

(2) So long as any Series C Preferred Shares are outstanding, in addition to any other vote or consent of shareholders required by law or by the Bye-Laws, the written consent, or the sanction of a resolution passed at a separate meeting of the holders of the Series C Preferred Shares, of the holders of at least 67% of the Series C Preferred Shares at the time outstanding shall be necessary for effecting or validating:

(i) the creation or increase in the issued amount of any shares of any series or any security convertible into shares of any series ranking prior to the Series C Preferred Shares with respect to payment of dividends and distribution of assets upon the liquidation, dissolution or winding-up of the Company.

(d) The holders of the Series C Preferred Shares shall not be entitled to vote on any sale of all or substantially all of the assets of the Company.

(e) For purposes of any vote by the holders of the Series C Preferred Shares pursuant to the foregoing provisions of this Section 9, each Series C Preferred Share shall have one (1) vote per share, except that when any class or series of the Parity Stock shall have the right to vote with the Series C Preferred Shares as a single class on any matter, then the Series C Preferred Shares and such class or series of the Parity Stock shall have with respect to such matters one (1) vote per $25 of stated liquidation preference.

(f) The foregoing voting provisions of this Section 9 will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series C Preferred Shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside for payment by the Company for the benefit of the holders of Series C Preferred Shares to effect such redemption as set forth in Section 7.

Section 10. Record Holders. To the fullest extent permitted by applicable law, the Company and the transfer agent for the Series C Preferred Shares may deem and treat the record holder of any share of Series C Preferred Shares as the true and lawful owner thereof for all purposes, and neither the Company nor such transfer agent shall be affected by any notice to the contrary.

Section 11. Notices. All notices or communications in respect of Series C Preferred Shares shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designations, the Memorandum of Association, the Bye-Laws or by applicable law.

Section 12. No Preemptive Rights. No Series C Preferred Share shall have any rights of preemption whatsoever as to any securities of the Company, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

Section 13. Limitations on Transfer and Ownership. The holders of Series C Preferred Shares shall be subject to the limitations on transfer and ownership contained in the Bye-laws.

Section 14. Conversion. The Series C Preferred Shares shall not be convertible into or exchangeable for any other securities or property of the Company.

Section 15. Other Rights. The Series C Preferred Shares shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions other than as set forth in this Certificate of Designations, the Memorandum of Association, the Bye-laws or applicable law.

IN WITNESS WHEREOF, AXIS CAPITAL HOLDINGS LIMITED has caused this certificate to be signed this 19 day of March, 2012.

AXIS Capital Holdings Limited

By:	/s/ Jose Osset
Name:	Jose Osset
Title:	Sr. Vice President & Treasurer